Calculation of Registration Fee

Title of Class of Securities to be Registered	Proposed Maximum Offering Price Per Share (1)	Underwriting Discounts and Commissions	Shares to be Offered Pursuant to Offering	Maximum Net Proceeds	Amount of Registration Fee (2)

Common Stock, $0.0001 par value (Direct Public Offering)	$1.50	none	2,700,000	4,050,000	620.06

(1)	The offering price has been arbitrarily determined by the Company and bears no relationship to assets, earnings, or any other valuation criteria. No assurance can be given that the shares offered hereby will have a market value or that they may be sold at this, or at any price.

(2)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933.